Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: November 1, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Manager Slide Deck #2 Organizational Design October 2016

Maintain business as usual through close REMEMBER: Anti-trust dos and don’ts Note: (*) (negotiated, arms-length subleases in exceptional circumstances may be acceptable with approval by both Technip and FMC Technologies Legal) Continue to operate as two independent businesses through close Due Diligence & Integration Planning Care must be taken with competitively sensitive information: Detailed current pricing strategies and formulas, discounts, margins, costs of production Future pricing plans Business strategy plans (particularly details regarding market share and specific strategies regarding competitors) Detailed sales and marketing strategies Customer-specific and supplier-specific pricing information Detailed, employee-level salary information Dos Don’ts Do conduct additional due diligence (gathering information necessary to plan for closing and integration) Do make integration plans, but do not implement plans until post-closing Do not take any business decisions on behalf of the other party and do not instruct the other party to make any business decisions, for example: Do not transfer assets between business Do not implement hiring or firing decisions concerning each other’s personnel Do not direct the business activities of the other party Do not share offices in locations where both parties are active* Exceptions: Work that is within the existing Alliance and Forsys Subsea joint venture, however, the Alliance should not be used as a conduit to pass information not directly related to a specific project Clean room review Information that has been reviewed and approved by legal prior to exchange

As a manager, you play an important role in communicating with employees. What you say and do will impact their perception about the merger. Please communicate with optimism, while remaining sensitive to the current business environment. This slide deck can be used during team meetings to keep your employees up-to-date on the latest key decisions made about the future organizational design of TechnipFMC. You can use all or part of this slide deck according to your meeting needs, but please do not adjust content on the slides provided. It has been approved by legal counsel and will be filed with the SEC and may be filed with other regulators. Presenting this slide deck is an opportunity to listen to your employees questions, feedback and concerns. Playing an important role FMC Technologies – Nicola Cameron nicola.cameron@fmctechnologies.com Technip – Marcela Albuquerque malbuquerque@technip.com Manager slide deck Guidelines Share any pertinent questions or relevant feedback with the Communications Leads assigned to merger communications:

Top level company structure Board of Directors (Thierry Pilenko - Executive Chairman) Douglas Pferdehirt CEO Richard Alabaster President Surface Technologies Barry Glickman President Subsea Services Hallvard Hasselknippe President Subsea Projects Julian Waldron Executive VP and Chief Operating Officer Brad Beitler Executive VP Technology and R&D Maryann Mannen Executive VP and Chief Financial Officer Thierry Parmentier Executive VP Human Resources Dianne Ralston Executive VP and Chief Legal Officer Mark Scott Executive VP Quality, HSE/Security and Communication Tore Halvorsen Executive VP and Senior Advisor Nello Uccelletti President Onshore/ Offshore

A Global Business unit: sets and directs strategy for the Global Business Unit worldwide delivers a set of objectives including a Global Business Unit P&L center delegates, monitors and controls the business, and risks prioritizes and allocates resources (people and assets) sets standards for processes and procedures applicable to the GBU manages key talent and resources Company-wide is also the final arbiter of conflicts The new organization will also have a Global Products Group which will serve the Global Business Units TechnipFMC Global Business Units GBU Rationale Surface Technologies Four Global Business Units (GBUs) Subsea Services Subsea Projects Onshore Offshore Four Global Business Units (GBUs) Global Products Group DRAFT Do not distribute

DRAFT
Do not distribute

Overview of BU breakdown by Global Business Unit – 13 Business Units

Surface

Americas - Surface
- North America
- Latin America & Caribbean
- Measurement Americas
- Loading Systems Americas

International - Surface
- Europe & CIS
- Africa
- Saudi Arabia
- Rest of Middle East
- Asia
- Measurement International
- Loading Systems International

Subsea Services[1]

North America – Subsea services
- US
- Canada
- Mexico
- Africa

South America – Subsea services
- All South America
- Central America incl. Trinidad

Europe - Subsea services
- All Europe
- Russia

Asia Pacific – Subsea services
- All Asia
- India
- Middle East
- Australia

Subsea Projects

North America – Subsea projects
- US
- Canada
- Venezuela
- Columbia
- Caribbean Islands
- Guyana, Suriname
- Fr. Guyana

South America – Subsea projects
- Brazil
- Uruguay
- Argentina, Chile
- Peru, Ecuador

Europe & Africa – Subsea projects
- Europe
- Russia
- Africa

Asia Pacific – Subsea projects
- All Asia
- India
- Middle East (excl. Med)
- Australia

Onshore/Offhsore (ONOF)

North America – ONOF
- US
- Canada
- Central America & Caribbean
- Mexico

Europe, Africa, Middle East – ONOF
- Europe
- Russia
- Middle East
- India
- Africa
- Latin America

Asia Pacific – ONOF
- All Asia
- Australia

1 Excl. Schilling Robotics

Global Business Units | Business Units | Business coverage

FMC Technologies
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Technip

NAM – Subsea Projects NAM – Subsea Services NAM – ONOF Subsea Projects Subsea Services SAM – Subsea Projects SAM – Subsea Services ONOF EAM – Subsea Projects Europe – Subsea Services EAM – ONOF APAC – Subsea Projects APAC – Subsea Services APAC – ONOF Business Unit management structure model – 4 Regional Business Units Global Business Units International Surface Americas Business Unit Geographic Area North America (NAM) South America (SAM) Europe, Africa, Middle East (EAM) Asia Pacific (APAC) Regional Business Unit 2 RBUs for EAM: each managing shared support functions for a specific set of countries Shared support functions geographic area 2 BUs in APAC managed together under one RBU

Appendix

Business Units Functions GBS Global Business Unit Global Products Shared Support Functions Sets and directs strategy for the Global Business Unit worldwide to be applied by Business Units in accordance with overall Company strategy, as well as to ensure alignment with Functions (e.g. R&D) Delivers a set of objectives including a Global Business Unit P&L Delegates, monitors and controls the business, and risks and risk taking in a Business Unit for its Global Business Unit Prioritizes and allocates resources (people and assets) between Business Units in accordance with the Global Business Unit and overall Company strategy Is the final arbiter of conflicts and priorities between Business Units Provides agreed services to Business Units on a Company-wide, centrally-led basis Sets standards for processes and procedures applicable to the Global Business Unit to be applied by Business Units Manages the Business Unit heads with activities corresponding to the Global Business Unit (e.g. commercial activities and tender reviews) Manages key talent and resources Company-wide, makes appointments to key positions in Business Units corresponding to the Global Business Unit, in collaboration with Business Unit heads Global Business Unit – Definition Definitions of a Global Business Unit (GBU) Global Business Units is used as a neutral term – and is not an accounting term

Definitions of a Business Unit (BU) / Regional Business Unit (RBU) Regional Business Unit and Business Unit – Definition Follows the strategy determined by the Global Business Units Represents the Company (one per geographic area, the ‘Regional Business Unit’) towards clients, local communities and government agencies within the relevant geographic area (where there is more than one Business Unit within a geographic area, the Regional Business Unit will be identified for this role) Reports to one Global Business Units either directly or through a Regional Business Unit Wins business and executes business in the field in accordance with delegations of authority from the Global Business Units and Functions Is responsible (including hierarchically) for all activities of TechnipFMC in a geographic area (i.e. projects, services, functions etc.) unless specified otherwise One selected Business Unit, the ‘Regional Business Unit’, per given geographic area (unless otherwise specified) provides shared support functions to all Business Units and activities1 within a geographic area and also receives services from e.g. GBS, in both cases on a mutually agreed basis Applies the principles and standards defined by Global Business Units, Functions and Products Is the P&L unit followed by the Global Business Unit heads Manages people, sites and entities in a geographic area unless specified otherwise A Business Unit is throughout these slides the unit used within TechnipFMC to cover a geographic area. Therefore a Business Unit will generally cover multiple countries. However, a geographic area can have more than one Business Unit covering it. This note has been written with the proposed TechnipFMC Business Unit organization in mind, where some territories (e.g. APAC) are covered by a Business Unit covering more than one Global Business Unit and some territories (e.g. USA) are covered by multiple Business Units 1) i.e. the default rule is that a Business Unit (the Regional Business Unit) within a geographic area will provide functional services to other Business Units operating in that area. Business Units Functions GBS Global Business Unit Global Products Shared Support Functions

Products Group – Definition Organizes and manages an agreed list of the Company's activities (1) as products (product lines) with the aim of improving these products in terms of e.g. cost, quality, reliability, delivery schedules etc., and enhancing the ability to combine them in an integrated offering  Provides these agreed products and associated services to Business Units on a Company-wide, centrally-led basis Is the technical authority and sets the design rules for each of the agreed products to be used by Business Units and has resources which may be assigned to a project or to a Business Unit (including embedded with them) to assist in responding to tenders and executing projects Delegates, monitors and controls the risks and risk taking in the various manufacturing entities Sets standards for processes and procedures within the product lines and notably the manufacturing units Commits to provide at a set of fixed parameters (cost, quality, delivery…) products included within tenders; then (with agreed exceptions) sells as cost centers to the Global Business Units and Business Units. Subject to agreed exceptions, Products are sold through Business Units (2) Prioritizes and allocates resources and directs capacity (orders) between the manufacturing entities in accordance with strategy Delivers according to a set of Product Line KPIs including cost and key customer- and project–facing metrics such as schedule and quality Definitions of Global Products 1) Initially, the activities will only cover products in the Subsea Projects and Subsea Services Global Business Units 2) And a Business Unit can also have the responsibility for some elements of management of a product line activity which is physically located within its geographic area including but not limited to loading the capacity Business Units Functions GBS Global Business Unit Global Products Shared Support Functions

October 31, 2016

Speaker Notes - New business and regional structure for TechnipFMC

Earlier this month, we announced the future business and regional structure that will define the organization of TechnipFMC. This new structure will be implemented following the close of our planned merger.

The following communication should be read in conjunction with the accompanying slide deck. It provides further information about:

∎	Global Business Units

∎	Global Products

∎	Business Units

∎	Regional Business Units

Global Business Units (GBUs)

As previously announced, the combined company will have four Global Business Units (GBUs):

1.	Surface Technologies led by Richard Alabaster, President Surface Technologies
2.	Subsea Services led by Barry Glickman, President Subsea Services
3.	Subsea Projects led by Hallvard Hasselknippe, President Subsea Projects
4.	Onshore/Offshore led by Nello Uccelletti, President Onshore Offshore

A Global Business Unit:

◾	Sets and directs the strategy for the GBU worldwide
◾	Delivers a set of objectives including a GBU profit and loss (P&L) center
◾	Delegates, monitors and controls the business, and risks
◾	Prioritizes and allocates resources including people and assets
◾	Sets standards for processes and procedures applicable to the GBU
◾	Manages key talent and resources company-wide
◾	Acts as the final arbiter of conflicts

Global Products

The new organization will also have a Global Products Group which will serve the GBUs. The Global Products Group will be led by Julian Waldron, President Global Products. Initially, this group will be structured as product lines supporting the Subsea Projects GBUs. All manufacturing sites within the Subsea Projects GBUs will report to Global Products whilst maintaining their close regional ties.

Business Units (BUs)

A Business Unit is a P&L unit supporting the GBU. It follows the strategy determined by the GBU and is responsible (including hierarchically) for all activities of a GBU in a geographic area (i.e. projects, services, functions, etc.) unless specified otherwise.

BUs and GBUs will operate in a matrix model enabling shared services across BUs. Support functions are shared across BUs unless it is absolutely necessary or more cost efficient to do otherwise.

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There are 13 strong and empowered BUs supporting each of the 4 GBUs:

The Surface Technologies GBU includes the following two Business Units:

1.	Americas led by Alf Melin including North America, Latin America and Caribbean, Measurement Americas, Loading Systems America, etc.

2.	International led by Graham Horn including Europe and CIS, Africa, Saudi Arabia, Rest of Middle East, Measurement International, Loading Systems International, etc.

The Subsea Services GBU includes the following four Business Units:

3.	North America led by Jeff Mathews including the U.S., Canada, Mexico and Africa

4.	South America led by Jose Renato including South and Central America (excluding Trinidad).

5.	Europe, Africa, Middle East led by Ove Magne Kallestad including Europe and Russia

6.	Asia Pacific led by Michelle Kinnes including Asia, India, Middle East and Australia

The Subsea Projects GBU includes the following four Business Units:

7.	North America led by Jon Landes including the US, Canada, Venezuela, Columbia, Caribbean Islands

8.	South America led by Nelson Leite including Brazil, Uruguay, Argentina, Chile, Peru, Ecuador, Guyana, Suriname and Fr. Guyana

9.	Europe, Africa, Middle East led by Knut Boe including Europe, Russia and Africa

10.	Asia Pacific led by Arnaud Piéton including Asia, India, Middle East and Australia

The Onshore/Offshore GBU includes the following three Business Units:

11.	North America led by Harvey Vigneault including the US, Canada, Central America & Caribbean, Asia (customer-centric), North Sea (customer-centric)

12.	Europe, Africa, Middle East led by Marco Villa including Europe, Russia, Middle East, India, Africa, Latin America

13.	Asia Pacific led by Arnaud Piéton including Asia and Australia

Regional Business Units

Among the 13 GBUs, five are Regional Business Units (RBUs) which will manage the shared services for a specific set of countries within a geographic area:

1.	North America (NAM) led by Jon Landes – Subsea Projects for primarily North American countries including United States, Mexico, Canada

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2.	South America (SAM) led by Nelson Leite – Subsea Projects for primarily South American countries including Brazil and Argentina

3.	Asia Pacific (APAC) led by Arnaud Piéton – Subsea Projects and Onshore Offshore for primarily Asia-Pacific countries including Indonesia, Malaysia, Singapore and Australia

4.	Europe/Africa/Middle East (EAM) led by Knut Boe – Subsea Projects for selected EAM countries like Norway, UK and Angola

5.	Europe/Africa/Middle East (EAM) led by Marco Villa– Onshore/Offshore for a set of other EAM countries like France, Italy and North Africa

The countries covered by the RBU for shared services and local representation purposes are different from the business coverage by the BU.

The RBU represents the company for a given geographic area toward local communities and government agencies within a relevant geography. It also provides shared services to all activities within a geographic area and also receives services from Global Business Services (GBS), in both cases on a mutually agreed basis. The guiding principle is that the RBU within a geographic area will provide functional services to other BUs operating in the same area.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

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Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

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Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information

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regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

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